UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 4, 2026

Commission File Number: 001-39307

Legend Biotech Corporation
(Translation of registrant's name into English)

77 Corporate Drive
Bridgewater, New Jersey 08807
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Legend Biotech Announces 7 Presentations at the 68th American Society of Hematology Annual Meeting

On November 4, 2026, Legend Biotech Corporation (the “Company”) issued a press release announcing that the Company will deliver two oral presentations, two poster presentations, and one ePublication on CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) for multiple myeloma at the 68th Annual American Society of Hematology (ASH) Annual Meeting taking place from December 12-15, 2026, in New Orleans, LA.

In addition to the CARYVKTI data, the Company will also deliver a poster presentation on LUCAR-G39D, an anti-CD/20/CD19 dual-CAR allogeneic gamma delta T-cells in relapsed or refractory B-cell non-Hodgkin lymphoma, and a poster presentation on LB2501, its first-in-human in vivo CD19/CD20 dual targeting CAR-T therapy, being evaluated in patients with relapsed or refractory B-cell non-Hodgkin lymphoma.

The press released is attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K, including the exhibits attached hereto, shall be deemed to be incorporated by reference in the registration statements of the Company on Form F-3 (Nos. 333-278050 and 333-257625) and Form S-8 (Nos. 333-299349, 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release dated November 4, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation
(Registrant)

Date: November 3, 2026	/s/ Ingrid Zhang
Ingrid Zhang
Chief Executive Officer